UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 138-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2
(Amendment No.  1)*

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

G84384109

(CUSIP Number)

October 9, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [   ]         Rule 13d-1(b)

 [ X ]         Rule 13d-1(c)

 [   ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

CUSIP No. G84384 10 9
1.	Names of Reporting Persons.		HARVEST SMART OVERSEAS LIMITED
2.	Check the Appropriate Box If A Member of A Group (See Instructions)		(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization		British Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power	500,000
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	500,000
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned By Each Reporting Person		500,000
10.	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares		[ ]
11.	Percent of Class Represented By Amount In Row (9)		3.52%
12.	Type of Reporting Person		CO

Page 2 of 6 pages

Item 1(a).	Name of Issuer:
CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
Item 1(b).	Address of Issuer's Principal Executive Offices:
Room 2413, 24th Floor, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong China
Item 2(a).	Name of Persons Filing:
The name of the person filing this statement is Harvest Smart Overseas Limited.
Item 2(b).	Address of Principal Business Office, or if None, Residence:
Room 3201, 32/F., Singga Commercial Centre, 148 Connaught Road West, Hong Kong
Item 2(c).	Citizenship:
Harvest Smart Overseas Limited is a British Virgin Islands corporation.
Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.01 per share
Item 2(e).	CUSIP Number:
G 84384109
Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
not applicable

Page 3 of 6 pages

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:		500,000
(b)	Percent of class:		3.52%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or direct the vote:	500,000
	(ii)	Shared power to vote or to direct the vote:	0
	(iii)	Sole power to dispose or to direct the disposition of:	500,000
	(iv)	Shared power to dispose or to direct the disposition of:	0

Page 4 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ] .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
not applicable
Item 8.	Identification and Classification of Members of the Group.
not applicable
Item 9.	Notice of Dissolution of Group.
not applicable
Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date

HARVEST SMART OVERSEAS LIMITED

(Sd.) Kin Chung Kwan

Signature

Kin Chung Kwan / Director

Name/Title

Page 6 of 6 pages